SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 10, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 10, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

July 10, 2006
Revised taxation and minerals laws in Mongolia
set the stage for conclusion of an Investment Contract
for Ivanhoe’s Oyu Tolgoi Project
ULAANBAATAR — John Macken, President and CEO of Ivanhoe Mines, said today the company expects to resume final negotiations with the Mongolian Government after the current Naadam summer festival holiday to conclude a formal Investment Contract that will confirm a tax and infrastructure framework for the development of the Oyu Tolgoi copper-gold mine in Mongolia’s South Gobi Region.
The Mongolian Parliament approved a revised Minerals Law on Saturday. The revised Minerals Law, and previously approved amendments to the Tax Law, have set the stage for finalization of negotiations on a formal, long-term agreement with Ivanhoe.
“We now have a broad playing field with flexibility to tailor an agreement appropriate for the Oyu Tolgoi Project. We are confident that Ivanhoe and the Government of Mongolia can proceed to reach a mutually beneficial accord that will establish a precedent for future capital-intensive projects backed by investors from around the world who are closely monitoring these developments,” Mr. Macken said.
Investment Contracts Doubled to 30 Years
Mr. Macken added that one of the positive provisions of the amended Minerals Law is a doubling of the period to be covered by an Investment Contract, formerly known as a Stability Agreement, to a period of 30 years for projects requiring an investment of more than US$300 million. Extensive discussions between Ivanhoe and the Government have focused on a comprehensive agreement that will create a stable tax and royalty environment, cover arrangements for essential infrastructure, including roads, the supply of interim and long-term electrical power, and confirm the company’s commitments to maximize opportunities to educate, train and employ Mongolians.
Ivanhoe has received assurances in meetings with senior Government representatives during recent months, and has noted numerous official public statements by Government and Parliament officials, that the Investment Contract would be addressed after the amended taxation and minerals laws established the framework for a new generation of agreements for future mine ventures, Mr. Macken said.
“In our meetings with the Government, we have emphasized the need for Mongolia’s laws to reflect the scale, long life and necessary magnitude of investment for major mineral discoveries such as Oyu Tolgoi, which will become one of the largest mining complexes in the world and create thousands of jobs and expanded government revenues for more than 50 years.
“The Members of Parliament appear to have set a more secure legal framework for new mining projects to proceed with development. Some measures will require clarification of the specifics of their potential application to Oyu Tolgoi, but on the basis of our understanding of the amended Tax and Minerals laws, and of the expressed intentions of many Members of Parliament and Cabinet Ministers, we are pleased that Mongolia now is committed to advancing the role of foreign investment in the development of its mining industry,” Mr. Macken added.

Role of Expert Advisers Welcomed
In a Cabinet decision May 31, following a recommendation from the National Security Council last year, the Mongolian Government decided to seek the assistance of international expert advisers in concluding an Investment Contract for Oyu Tolgoi — a positive development that Mr. Macken said Ivanhoe welcomes.
On March 22 this year, the Cabinet also approved the formation of an inter-ministerial working group to conclude negotiations with Ivanhoe on an Investment Contract that would conform to the new Tax and Minerals laws.
Government May Choose to Negotiate Interests in Strategic Deposits
Amendments to the Minerals Law give the Mongolian government the option to acquire interests in mineral deposits deemed to be “strategic.” The law defines a strategic deposit as one with potential to have an impact on Mongolia’s national security, economic and social development; with minerals that are in strong international demand; or a deposit capable of annual mineral production that exceeds 5% of Mongolia’s gross domestic product.
The government will have a qualified right to acquire an interest of 1) from zero to 34% in strategic deposits discovered through privately financed exploration; and 2) from zero to 50% in deposits that were discovered through the use of state funds during the former Soviet era.
The Oyu Tolgoi discoveries on Ivanhoe’s licences, and on the adjoining Entrée Gold joint-venture property, were financed entirely by private capital. Ivanhoe’s coal discoveries in the Nariin Sukhait region, and at Tsagaan Tolgoi, west of Oyu Tolgoi, also have been funded solely by private capital.
The law states that any acquisition of a state interest in a mining project will be subject to negotiation with the licence holder as part of the Investment Contract process. Although the details of the new amendments to the Minerals Law will need to be addressed, the extent of state participation will be determined in part on a project-by-project basis by the proportion of the project capital that the state is prepared to invest.
Mr. Macken said a full assessment of the provisions of the amended laws will be possible after official versions of the final texts are made available by the Government during coming weeks, after the current Naadam holiday and 800th anniversary celebration of the founding of the Mongolian state. He said that Ivanhoe always has been prepared to negotiate with the Mongolian Government to reach a realistic, mutually acceptable agreement on potential state participation in the project.
“We expect that the conclusion of a comprehensive Investment Contract with Ivanhoe will set a precedent and demonstrate that long-term benefits can be achieved for all Mongolians from the responsible development of the country’s mineral resources,” Mr. Macken said.
“In fact, because any Investment Contract for the Oyu Tolgoi Project likely will be tailored to the unique circumstances of the Project, and subsequently will receive Parliament’s vote of approval, it is expected that many of the uncertainties associated with recent legislative decisions in Parliament will be resolved through a negotiated process and clarified in the Investment Contract.”
On September 8, 2003, Ivanhoe Chairman Robert Friedland said in a public statement that Ivanhoe would consult closely with Mongolian Government leaders and assess all strategic alternatives available for the development of Oyu Tolgoi, including the possibility of accepting one or more minority investments from official, government-owned entities whose involvement could be profoundly beneficial to the project’s long-term success.

Summary of Other Legislative Changes
Under the amended Minerals Law, future Investment Contracts for investments of greater than $100 million will be ratified by the Mongolian Parliament, giving such Investment Contracts a broader, expanded authority and greater degree of long-term security than previous agreements, because they will have the authority of law.
Legislative changes approved by the Mongolian Parliament in recent weeks include the following:
•	The Minerals Law contains a new single-rate royalty for all metals of 5%; this doubles the previous 2.5% rate that applied to copper and hard-rock gold, but is significantly lower than some proposals that were advanced in recent months and rejected by the Parliament.

•	However, the royalty increase will be offset by a five percentage-point reduction in the corporate income tax, to 25%, that will apply to the Oyu Tolgoi Project. The revised corporate income tax law passed last week reduced the corporate income tax from 30% to 25% for annual incomes above three billion tugrugs (approximately US$2.6 million) a year, and to 10% for annual incomes up to three billion tugrugs. Personal income tax also has been reduced to a flat rate of 10% as part of the tax reform package.

•	The term for an exploration licence is increased from seven to nine years. The maximum mining licence term is 70 years, reduced from 100 years under the previous 1997 Minerals Law. Existing licence holders will be required to convert their licences within five months to bring them into conformance with the periods specified by the amended Minerals Law. Ivanhoe, which has held mining licences for Oyu Tolgoi since December, 2003, is seeking clarification on the retroactivity of these amendments.

•	A minimum of 10 percent of the common shares issued by a public company that holds the mining licence for a deposit classified as being of strategic importance must be made available for trading on the Mongolian Stock Exchange (MSE). In March this year, Ivanhoe committed to obtaining a listing on the Mongolian exchange and discussions currently are well advanced with the MSE and financial regulation authorities.

•	Investment Contracts have been made more flexible and give improved recognition to investors making larger, longer term commitments. Projects involving an investment of US$50-100 million will have 10-year terms; US$100-300 million projects will have 15-year agreements; and projects involving more than US$300 million will have 30-year agreements.

•	The tax reform package passed last week introduced a number of progressive changes to improve overall investment environment. For example, the value-added tax (VAT) has been reduced from 15% to 10%.

•	A reinvestment tax credit of 10% has been established.

•	A loss carry-forward provision of three years, improved depreciation allowances and a re-investment tax credit have been included in the amended Tax Law. These business deductions are expected to compensate for the elimination of tax holidays that previously applied only to foreign-owned companies, and not to domestic entities.

Windfall Profits Tax Still of Concern to International Investors
Mr. Macken said he is disappointed that a Windfall Profits Tax, passed in haste by the Parliament in May, remains as an unamended statute that has sent a negative message to foreign investors. “Ivanhoe has previously stated that we do not expect this tax to compromise the basis for our planning for Oyu Tolgoi. There have been widespread calls from the business community and members of parliament, including the Prime Minister and members of cabinet, for the repeal of the tax and we expect that the Parliament will address the excessive and now redundant measures within this law in due course.”
Mr. Macken said that an analysis of the final Windfall Profits Tax law, guided by directives subsequently issued by the Mongolian taxation authorities, showed the tax does not act as a tax on gross revenue, as initially thought. The effective price at which the tax will apply to Oyu Tolgoi copper is approximately $1.45 per pound, since the base price ($1.18/lb) and the cost of external smelting and realization costs can be deducted from sales proceeds. Clarification by the government also has confirmed that the tax would not be applied to gold content because Oyu Tolgoi will be a producer of copper concentrate. Importantly, any windfall taxes paid would be allowable as a tax deduction. The tax will not apply to smelted copper.
In a statement issued May 26 this year, following meetings between Ivanhoe and senior Government representatives, Ivanhoe reaffirmed its willingness to work with the Government to have downstream smelting capacity built in Mongolia that could serve Oyu Tolgoi and other mines and help produce value-added products for domestic and export markets. This would avoid exposure to a Windfall Profits Tax.
Mr. Macken said that in contrast to the surprise passage of the Windfall Profits Tax, the mining industry had an opportunity to make submissions to the Members of Parliament addressing proposed amendments to the minerals and tax laws, and this input was beneficial for all parties concerned.
Mr. Macken added: “We deeply respect Mongolia’s commitment to democratic processes. We are confident that we now can move forward to conclude a long-term and legally secure Investment Contract that will lead to the construction of the first mine at Oyu Tolgoi, dramatically boost economic growth, generate long-term employment and support Mongolia’s initiatives to attract international investment.”
Information contacts
North America
Media: Bob Williamson 604 331 9880
Mongolia
Layton Croft 976 9911 3339
Munkhbat Ania 976 9911 2385
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the Oyu Tolgoi Investment Contract and development program and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward- looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.